Filed by Covista Communications, Inc. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                 Subject Company: Capsule Communications, Inc.
                                                  Commission File No.: 0-30555



FORWARD-LOOKING STATEMENTS

Some of the statements in this document are "forward-looking statements" and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that forward-looking statements such as statements of the Companies' plans, objectives, expectations and intentions, involve risks and uncertainties, and may not be indicative of future results. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate the combined company; the ability to successfully develop and bring new services tomarket; and other risks discussed in the SEC filings of the respective companies, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov. A reader of this document should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. Neither Covista nor Capsule assumes the obligation to update any forward-looking statement, except as is required by applicable law.

OTHER LEGAL INFORMATION

Covista has filed a Registration Statement on SEC Form S-4 in connection with the merger, and each of Covista and Capsule expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when such documents are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Covista, Capsule, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein also can be obtained, without charge, by directing a request to Covista Communications, Inc., 150 Clove Road, Little Falls, NJ 07424, Attention: Thomas P. Gunning (973-812-1100), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, PA 19020, Attention: David B. Hurwitz (215-244-3433).

Capsule, its directors, executive officers and certain members of management and employees may be soliciting proxies from Capsule's shareholders in favor of the adoption of the merger agreement. A description of any interests that Capsule's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.
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Covista, its directors, executive officers and certain members of management and employees may be soliciting proxies from Covista's shareholders in favor of the issuance of Covista shares in connection with the merger. A description of any interests that Covista's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

The communication filed herewith is a December 7, 2001 press release of Covista announcing that Covista has entered into an agreement with RealNetworks, Inc. to promote Covista's long distance telecommunications services through RealNetworks' web properties.


                               NEWS RELEASE

FOR IMMEDIATE RELEASE

      COVISTA COMMUNICATIONS, INC. ANNOUNCES NEW MARKETING AGREEMENT WITH
                               REALNETWORKS, INC.

LITTLE FALLS, NJ   December 7, 2001   Covista Communications, Inc. (NASDAQ:
CVST) announced an agreement with RealNetworks, Inc. (NASDAQ: RNWK), the global leader in Internet media delivery, to promote Covista long distance telecommunications services to customers through RealNetworks' web properties. The agreement's initial term is one year.

Under the agreement, RealNetworks' Real.com(TM) Network will market Covista's OneVoice(TM) product through ad units such as pre-roll, banners and buttons. OneVoice provides long distance service for 3.9 cents per minute in 6-second billing increments for calls originating and terminating within the continental United States, with a $3.95 monthly fee. Subscription to OneVoice will be available on-line, and billing will be provided via subscribers' credit cards. John Leach, Covista's President and Chief Executive Officer, said, "We believe this is the future of residential telecommunications service, and we're proud to be a leader in redefining this market."

"Our announcement with RealNetworks is a significant milestone, substantially moving forward our plan to revitalize Covista's business model by setting new standards for long distance telecommunications pricing, availability and on-line subscription. This relationship gives Covista a direct on-line marketing channel to RealNetworks' highly trafficked websites," said Mr. Leach.

"This arrangement is a model for other Covista business opportunities, demonstrating our goal to forge agreements in which our partners share in our success," Mr. Leach concluded. "Our previously announced network capacity agreements position us to price aggressively, allowing our partners to offer their customers switched, wire-based services with consistently excellent quality unavailable in Internet protocol voice telephony. Credit card billing improves our collection times and reduces bad debt exposure. Our on-line systems accommodate customers' subscriptions efficiently and economically, supported by customer service representatives at our new call center in Chattanooga, Tennessee."

About Covista:

Covista is a facilities-based long distance telecommunications, Internet and data services provider with a substantial customer base in both the commercial and wholesale market segments. Its products and services include a broad range of voice, data and Internet solutions, including long distance and toll-free services, calling card, frame relay, Internet access, VPN, directory
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assistance and teleconferencing services. The wholesale division provides domestic and international termination services to carriers worldwide at competitive rates. Covista currently owns and operates switches in New York City and Newark, New Jersey, and previously has announced plans to expand to additional switch sites in Philadelphia, Las Vegas, Chicago and Dallas, together with the new facilities in Chattanooga. The Company previously announced that it has acquired access to nation-wide telecommunications network facilities comprising 2,822,400,000 DS-0 channel miles of additional capacity. The Company operates a Network Operations Center in Little Falls, New Jersey to monitor its switched network and to coordinate its various services. For information on becoming a Covista customer, please telephone
(888) 426-8478 or visit the Company's website at www.covista.com.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS:

THIS PRESS RELEASE CONTAINS HISTORICAL AND FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995. INVESTORS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS INVOLVE RISKS AND UNCERTAINTIES. THE CAUTIONARY STATEMENTS MADE IN THIS RELEASE SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED STATEMENTS WHEREVER THEY APPEAR. STATEMENTS CONTAINING TERMS SUCH AS "BELIEVES," "EXPECTS," "PLANS," "PROJECTS," "INTENDS," "ESTIMATES," "ANTICIPATES," OR SIMILAR TERMS, ARE CONSIDERED TO CONTAIN UNCERTAINTY AND ARE FORWARD-LOOKING STATEMENTS. THE ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED. FACTORS THAT COULD CONTRIBUTE TO SUCH DIFFERENCES INCLUDE: CHANGES IN MARKET CONDITIONS AND INCREASED COMPETITION FROM OTHER TELECOMMUNICATIONS AND INTERNET SERVICE PROVIDERS; GOVERNMENT REGULATIONS; THE VOLATILE AND COMPETITIVE ENVIRONMENT FOR INTERNET TELEPHONY; ADVANCES IN COMPETITIVE PRODUCTS OR TECHNOLOGIES THAT COULD REDUCE DEMAND FOR SERVICES; AVAILABILITY OF TRANSMISSION FACILITIES; MANAGEMENT OF RAPID GROWTH; CUSTOMER CONCENTRATION AND ATTRITION; THE ABILITY TO SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES; THE ABILITY TO SUCCESSFULLY DEVELOP AND BRING NEW SERVICES TO MARKET; AND OTHER RISKS DISCUSSED IN THE COMPANY'S SEC FILINGS, INCLUDING FORM 10-K AND FORM 10-Q, WHICH CAN BE ACCESSED AT THE SEC WEB SITE AT WWW.SEC.GOV.

READERS OF THIS RELEASE SHOULD UNDERSTAND THAT IT IS NOT POSSIBLE TO PREDICT OR IDENTIFY ALL SUCH RISK FACTORS. CONSEQUENTLY, THIS LIST SHOULD NOT BE CONSIDERED A COMPLETE STATEMENT OF ALL POTENTIAL RISKS OR UNCERTAINTIES. COVISTA DOES NOT ASSUME THE OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, EXCEPT AS IS REQUIRED BY APPLICABLE LAW.

Contact:
Covista Communications, Inc.
Tom Gunning
(973) 812-1100
tgunning@covista.com

RealNetworks and Real.com are trademarks or registered trademarks of RealNetworks, Inc.